Exhibit 99.8

Disclosure of Transactions in Own Shares

Paris, January 15, 2024 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from January 8 to January 12, 2024:

Transaction Date	Total daily volume (num ber of shares)	Daily weighted average pu rchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
08/01/2024	250,600	61.303744	15,362,718.25	XPAR
08/01/2024	146,000	61.175234	8,931,584.16	CEUX
08/01/2024	44,834	61.196137	2,743,667.61	TQEX
08/01/2024	44,976	61.198970	2,752,484.87	AQEU
09/01/2024	221,418	60.722377	13,445,027.27	XPAR
09/01/2024	179,970	60.602638	10,906,656.76	CEUX
09/01/2024	44,990	60.598242	2,726,314.91	TQEX
09/01/2024	44,992	60.651355	2,728,825.76	AQEU
10/01/2024	252,194	59.987021	15,128,366.77	XPAR
10/01/2024	170,000	59.908128	10,184,381.76	CEUX
10/01/2024	40,000	59.915727	2,396,629.08	TQEX
10/01/2024	35,000	59.926756	2,097,436.46	AQEU
11/01/2024	287,256	59.745393	17,162,222.61	XPAR
11/01/2024	139,930	59.618238	8,342,380.04	CEUX
11/01/2024	35,000	59.634343	2,087,202.01	TQEX
11/01/2024	34,990	59.637229	2,086,706.64	AQEU
12/01/2024	260,377	60.522071	15,758,555.28	XPAR
12/01/2024	154,633	60.405590	9,340,697.60	CEUX
12/01/2024	38,998	60.392430	2,355,183.99	TQEX
12/01/2024	38,847	60.394109	2,346,129.95	AQEU
Total	2,465,005	60.398730	148,883,171.79

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).